FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")
1050 - 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Item 2 Date of Material Change

February 9, 2026

Item 3 News Release

Integra disseminated a new release through the facilities of Cision on February 9, 2026. The news release was subsequently filed under Integra's issuer profile on SEDAR+ at www.sedarplus.ca.

Item 4 Summary of Material Change

On February 9, 2026, the Company announced the completion of its bought deal public offering of 18,121,600 common shares of the Company (the "Common Shares") at a price of US$3.40 per Common Share for aggregate gross proceeds of US$61,613,440 (the "Offering"), including the full exercise of the over-allotment option by the Underwriters (as defined below).

Item 5 Full Description of Material Change

On February 9, 2026, the Company announced the completion of its bought deal public offering of 18,121,600 Common Shares at a price of US$3.40 per Common Share for aggregate gross proceeds of US$61,613,440, including the full exercise of the over-allotment option by the Underwriters. The Offering was led by Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. as co-lead underwriters and joint bookrunners, on behalf of a syndicate of underwriters that included ATB Capital Markets Corp., Desjardins Securities Inc. and Raymond James Ltd. (collectively, the "Underwriters").

The Common Shares were offered pursuant to a final prospectus supplement of the Company dated February 4, 2026 (the "Prospectus Supplement") to the short form base shelf prospectus of the Company dated January 16, 2024 (the "Base Shelf Prospectus"), in all of the provinces of Canada, except Quebec, and in the United States pursuant to a prospectus supplement dated February 4, 2026 filed as part of an effective registration statement on Form F-10 (File No. 333-276530) under the Canada/U.S. multi-jurisdictional disclosure system. The Prospectus Supplement (together with the Base Shelf Prospectus) is available at the Company's profile on SEDAR+ at www.sedarplus.ca.

The Offering was completed pursuant to an underwriting agreement dated February 4, 2026 entered into among the Company and the Underwriters. The Company paid the Underwriters a cash fee of 5% of the aggregate gross proceeds of the Offering, other than in respect of the purchasers on the president's list, for which a cash fee of 2.5% was paid.

The Company intends to use the net proceeds to fund pre-production capital expenditures at the DeLamar Project, including procurement work, early works and land purchase.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Andree St-Germain, Chief Financial Officer
Telephone (778) 873-8190

Item 9 Date of Report

On February 12, 2026

Forward Looking Statements

This material change report contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this material change report. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this material change report, forward-looking statements relate, among other things, to: the use of the net proceeds from the Offering; anticipated advancement of mineral properties or programs; future operations; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Such factors are described in detail in the Prospectus Supplement and the documents incorporated by reference in the Prospectus Supplement.

Forward-looking statements contained herein are made as of the date of this material change report and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.